02032869

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
MAY 2002
SEC MAIL PROCESSING SECTION
WASH. D.C. 165

FORM CB/A

TENDER OFFER/ RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 3)

Please place an X in the boxes to designate the appropriate rule provision(s) relied upon to file this Form.

Securities Act Rule 8901 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [ ]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [X]

Exchange Act Rule 14e2(d) (Subject Company Response) [ ]

Dia Met Minerals Ltd.
(Name of Subject Company)

British Columbia, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Tortilla Acquisition Inc. and BHP Billiton Limited (f/k/a BHP Limited)
Name of Person(s) Furnishing Form

Class A Subordinate Voting Shares and Class B Multi-Voting Shares
Title of Class of Subject Securities

PROCESSED
MAY 23 2002
THOMSON FINANCIAL

25243K208 and **25243K307**, respectively
CUSIP Number of Class of Securities

Graham Nichols, BHP Canadian Diamonds Company,
successor by amalgamation to Dia Met Minerals Ltd.
Suite 900, Purdy's Wharf Tower One
1959 Upper Water Street
P.O. Box 977, Halifax, Nova Scotia B3J 2X2 CANADA
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

April 12, 2001
(Date Tender Offer/ Rights Offering Commenced)

Doc #: 1040634.2

AMENDMENT

This Amendment No. 3 to Form CB is being furnished to the Securities and Exchange Commission ("SEC") to amend the initial Form CB furnished to the SEC on April 13, 2001 (File No. 005-53991), and each of Amendments 1 and 2 thereto (furnished to the SEC on May 18 and June 22, 2001, respectively) as to the parties furnishing such documents. Each of such documents is hereby amended to add BHP Billiton Limited (f/k/a BHP Limited), the indirect beneficial owner of Tortilla Acquisition Inc., as a furnisher of such documents. Additionally, each of such documents is hereby amended to provide the subject company's organization under the laws of British Columbia, Canada (as indicated on the coversheet hereof).

* * *

Doc #: 1040634.2

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2002

Furnishers:

Tortilla Acquisition Inc.,
by its successor by amalgamation
on February 1, 2002,
BHP Canadian Diamonds Company

By: [signature]
Name: Graham Nicholls
Title: President

BHP Billiton Limited (f/k/a BHP Limited)

By: [signature]
Name: ROGER V TAYLOR
Title: DEPUTY SECRETARY

Doc #: 1040634.2